Exhibit 99.1

Actions Semiconductor Reports Second Quarter 2015 Results

ZHUHAI, China, August 14, 2015 — Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2015.

Commenting on the second quarter results, Dr. Zhenyu Zhou, CEO of Actions Semiconductor said, “Revenue in the second quarter came in at the high end of our expectations and we achieved a meaningful improvement in gross margin. Sales of our multimedia products performed well, driven by strong demand for our Bluetooth 4.0 solutions for Bluetooth enabled audio and other related products as well as stronger than anticipated sales of our video boombox solutions and other traditional multimedia products. In our application processor business, conditions in the worldwide tablet market remained challenging, reflecting a maturing market fraught with intense competition. Although demand for smart devices such as virtual reality devices, netbooks, digital signage, POS machines and smart micro-projectors is strong, volumes of our 32-bit and 64-bit smart product SoCs based on 28 nm process technology have ramped more slowly than anticipated due to longer design and qualification times for some of these products.

“Looking ahead, we continue to anticipate revenue growth for the full year 2015, but at a slower pace than our previous expectations. Our Bluetooth solutions, led by our new single chip Bluetooth 4.0 SoC for Bluetooth enabled audio and related products are rapidly gaining market share with healthy growth in volume. We will expand our presence in this fast growing market with our upcoming Bluetooth 4.0 headset solution. We remain confident that strong consumer demand will continue to drive adoption of our latest 32-bit and 64-bit chipsets based on 28 nm process technology for smart products such as digital signage, virtual reality devices and netbooks based on popular operating systems. We believe the open source intelligent hardware community will play an important role in the development of diversified smart products in the IoT market, and our new ActDuino 32-bit S500 and ActDuino 64-bit S900 open source SoCs and reference design platforms for Android and Linux target a wide range of leading edge smart connected products,” Dr. Zhou concluded.

Second Quarter 2015 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2015 was $13.7 million, as compared to revenue of $10.5 million for the first quarter of 2015, and $12.0 million for the second quarter of 2014.

Actions Semiconductor reported gross profit in the second quarter of $3.5 million, as compared with $2.5 million in the first quarter of 2015 and $2.2 million in the second quarter of 2014. Gross margin was 25.7% for the second quarter of 2015, compared to gross margin of 23.5% for the first quarter of 2015, and 18.4% for the second quarter of 2014. In the year ago period the Company recorded a write-down of certain slower moving inventory which reduced gross margin by about 7%.

Operating expenses in the second quarter of 2015 were $10.1 million, as compared to $9.5 million in the first quarter of 2015 and $10.0 million in the second quarter of 2014.

Research and development expenses were $7.3 million for the second quarter, as compared to $6.8 million in the first quarter of 2015 and $6.6 million in the second quarter of 2014. The year-over-year and quarter-over-quarter increases were mainly related to mask expenses associated with OTT set-top box and tablet SoCs. The Company expects full year R&D expenses in 2015 to be below 2014 levels.

General and administrative expenses were $2.2 million in the second quarter, as compared to $2.0 million in the first quarter of 2015 and $2.8 million in the second quarter of 2014. The quarter-over-quarter increase was due to normal seasonal fluctuations. The year-over-year decrease was related to a write-off of impaired intangible assets and an increase in consultant fees in the year ago period.

Selling and marketing expenses were $0.6 million for the second quarter, as compared to $0.6 million in the first quarter of 2015 and $0.6 million in the second quarter of 2014.

Operating loss for the second quarter of 2015 was $5.1 million, as compared to the operating loss of $7.0 million in first quarter of 2015 and the operating loss of $7.7 million in the second quarter of 2014.

Dividend income was $0.5 million for the second quarter of 2015, compared to nil for the first quarter of 2015, and $0.4 million for the second quarter of 2014. The quarter-over-quarter increase was due to cash dividends received from a cost-method investee company.

Interest income for the second quarter of 2015 was $1.7 million, up from $1.6 million in the first quarter of 2015 and down from $2.8 million in the second quarter of 2014. The year-over-year decrease was due to lower cash and interest bearing securities following the Dutch auction tender offer in September 2014.

Income tax expense was $0.5 million for the second quarter of 2015, compared to an income tax credit of $0.5 million in the first quarter of 2015 and an income tax credit of $0.9 million in the second quarter of 2014.

Net loss attributable to Actions Semiconductor's shareholders for the second quarter of 2015 was $3.7 million or $0.063 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $5.0 million or $0.085 per basic and diluted ADS, for the first quarter of 2015, and net loss attributable to Actions Semiconductor’s shareholders of $3.5 million or $0.050 per basic and diluted ADS, for the second quarter of 2014.

Financial Condition

The Company ended the second quarter of 2015 with $155.7 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities. Total current assets were approximately $184.8 million, and the Company had working capital of approximately $124.8 million and $45.0 million in short-term bank loans as of June 30, 2015.

Since the share repurchase program commenced in 2007, the Company has invested approximately $80.9 million in repurchasing its ADSs and ordinary shares, including $25.0 million representing the equivalent of 10.0 million ADSs repurchased through a Dutch auction tender offer in September 2014. As of June 30, 2015, the equivalent of approximately 34.9 million ADSs were repurchased. As of June 30, 2015, total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 350,821,721.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the third quarter of 2015 to be in the range of $13.0 to $14.0 million. The Company continues to anticipate revenue growth for the full year 2015 but at a slower pace than previously expected due to declining demand in tablet market and longer than anticipated design and qualification times for SoCs targeting other types of smart devices and hardware.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the second quarter of fiscal year 2015, new products, business outlook and other matters. Although the management will not be conducting a question and answer session during the call, the Company continues to welcome written questions and comments from its shareholders.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Friday, August 14, 2015. To participate in the live call, analysts and investors should dial 1-888-455-2260 (within U.S.) or 1-719-457-2645 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 5696193. Actions Semiconductor will also offer a webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through August 23, 2015 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 5696193.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its Bluetooth single chip 4.0 solutions, 32-bit and 64-bit products enabled by 28nm process technology targeting various smart products, 32-bit and 64-bit open-source SoCs and reference design platforms, the Company’s ability to expand its presence in the Bluetooth market, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	57,350	61,855	78,177
Time deposit	-	5,632	5
Restricted deposits	51,667	51,786	51,590
Marketable securities	46,571	43,035	38,384
Trading securities	72	72	70
Accounts receivable, net of allowance for doubtful accounts of $40, $68 and $558 as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively	3,242	2,833	2,832
Amount due from a related party	1,277	555	1,650
Notes receivable	-	-	161
Amount due from an equity method investee	53	48	41
Inventories, net of inventory written-down of $6,776, $6,942 and $7,718 as of June 30, 2015, March 31, 2015 and December 31, 2014, respectively	15,571	14,978	13,970
Prepaid expenses and other current assets	7,443	5,689	4,511
Income tax recoverable	154	345	186
Deferred tax assets	1,432	1,644	1,179
Total current assets	184,832	188,472	192,756

Investments in equity method investees	27,215	27,323	27,352
Other investments	15,510	15,627	15,627
Rental deposits	58	65	54
Property, plant and equipment, net	29,910	29,929	30,327
Land use right	1,497	1,505	1,514
Acquired intangible assets, net	14,537	15,345	16,459
Deposit paid for acquisition of intangible assets	218	547	538
Deferred tax assets	45	49	53
TOTAL ASSETS	273,822	278,862	284,680

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	8,662	6,633	5,790
Amount due to a related party	133	162	259
Accrued expenses and other current liabilities	4,690	7,148	8,349
Short-term bank loans	45,000	45,000	45,000
Other liabilities	1,065	1,929	1,929
Income tax payable	49	49	49
Deferred tax liabilities	429	314	160
Total current liabilities	60,028	61,235	61,536

Payable for acquisition of intangible assets	155	155	155
Deferred tax liabilities	832	883	919
Total liabilities	61,015	62,273	62,610

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,125	63,051	63,046
Treasury Stock	(71,275)	(70,964)	(70,479)
Accumulated other comprehensive income	37,074	36,933	36,937
Retained earnings	183,915	187,601	192,598
Total Actions Semiconductor Co., Ltd. shareholders' equity	212,840	216,622	222,103
Non-controlling interest	(33)	(33)	(33)
Total equity	212,807	216,589	222,070
TOTAL LIABILITIES AND EQUITY	273,822	278,862	284,680

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	13,667	11,948	24,114	23,233
Semiconductor product testing services	16	27	46	54
	13,683	11,975	24,160	23,287
Cost of revenues:
System-on-a-chip products	(10,160)	(9,767)	(18,166)	(18,445)
Semiconductor product testing services	(7)	(9)	(18)	(27)
	(10,167)	(9,776)	(18,184)	(18,472)
Gross profit	3,516	2,199	5,976	4,815
Other operating income	1,526	150	1,586	629
Operating expenses:
Research and development	(7,287)	(6,614)	(14,132)	(13,390)
General and administrative	(2,222)	(2,787)	(4,271)	(4,824)
Selling and marketing	(589)	(634)	(1,183)	(1,018)
Total operating expenses	(10,098)	(10,035)	(19,586)	(19,232)
Loss from operations	(5,056)	(7,686)	(12,024)	(13,788)
Other income (expenses)	79	7	95	(2,497)
Dividend income from an other investment	488	423	488	423
Other-than-temporary impairment loss on an other investment	(117)	-	(117)	-
Interest income	1,674	2,803	3,320	5,883
Interest expense	(170)	(159)	(333)	(296)
Loss before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	(3,102)	(4,612)	(8,571)	(10,275)
Income tax (expense) credit	(474)	941	25	1,106
Equity in net (loss) income of equity method investees	(110)	204	(137)	207
Net loss	(3,686)	(3,467)	(8,683)	(8,962)
Add: Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(3,686)	(3,467)	(8,683)	(8,962)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.011)	(0.008)	(0.025)	(0.022)
Diluted (per share)	(0.011)	(0.008)	(0.025)	(0.022)

Basic (per ADS)	(0.063)	(0.050)	(0.148)	(0.130)
Diluted (per ADS)	(0.063)	(0.050)	(0.148)	(0.130)

Weighted-average shares used in computation:
Basic	351,135,694	413,599,856	351,754,379	412,556,305
Diluted	351,135,694	413,599,856	351,754,379	412,556,305

Weighted-average ADS used in computation :
Basic	58,522,616	68,933,309	58,625,730	68,759,384
Diluted	58,522,616	68,933,309	58,625,730	68,759,384

Note: Share-based compensation recorded in each expense classification above is as follows:
Research and development	58	3	63	7
General and administrative	-	2	-	4
Selling and marketing	7	-	7	-
Cost of revenues	9	-	9	-

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net Loss	(3,686)	(8,683)	(8,962)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	465	940	1,005
Allowance for doubtful accounts receivable	-	-	185
Amortization of land use right	10	19	18
Amortization of acquired intangible assets	1,260	2,488	2,361
Utilization of subsidy from local authorities of Zhuhai, the People's
Republic of China (the"PRC")	(1,135)	(1,135)	-
Gain on disposal of property, plant and equipment	-	-	(3)
Loss on disposal of intangible assets	-	-	415
Share of net loss (income) of equity method investees	110	137	(207)
Share-based compensation	74	79	11
Deferred taxes	282	(61)	(2,989)
Dividend income from an other investment	(488)	(488)	(423)
Other-than-temporary impairment loss on an other investment	117	117	-
Changes in operating assets and liabilities:
Accounts receivable	(408)	(409)	352
Amount due from a related party	(722)	373	564
Amount due from an equity method investee	(5)	(12)	(5)
Inventories	(580)	(1,588)	(7,423)
Prepaid expenses and other current assets	(1,733)	(2,911)	44
Accounts payable	2,025	2,858	1,343
Accrued expenses and other current liabilities	98	(1,116)	(1,380)
Amount due to a related party	(33)	(130)	-
Income tax recoverable	191	32	(20)
Rental deposit received (paid)	7	(4)	(2)
Notes Receivable	-	161	-
Net cash used in operating activities	(4,151)	(9,333)	(15,116)
Investing activities:
Dividend income from an other investment	488	488	-
Investment in an equity method investee	-	-	(9,016)
Proceeds from redemption of marketable securities	-	-	95,322
Purchase of marketable securities	(3,491)	(8,140)	(48,394)
Proceeds from disposal of property, plant and equipment	-	-	19
Purchase of property, plant and equipment	(416)	(492)	(783)
Purchase of intangible assets	(2,677)	(2,788)	(5,279)
Decrease (increase) in restricted deposits	119	(76)	(5,720)
Decrease (increase) in time deposit	5,597	(30)	-
Deposit paid for acquisition of intangible assets	-	-	(349)
Proceeds from disposal of intangible assets	-	-	24
Net cash (used in) provided by investing activities	(380)	(11,038)	25,824

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	269	269	-
Proceeds from exercise of share based awards	570	717	1,653
Repurchase of ordinary shares	(881)	(1,513)	(2,589)
Raise of short-term bank loans	-	-	10,000
Repayment of short-term bank loans	-	-	(11,000)
Net cash used in financing activities	(42)	(527)	(1,936)

Net (decrease) increase in cash and cash equivalents	(4,573)	(20,898)	8,772

Cash and cash equivalents at the beginning of the period	61,855	78,177	53,263

Effect of exchange rate changes on cash	68	71	(1,147)
Cash and cash equivalents at the end of the period	57,350	57,350	60,888

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